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                                                   Investment Banking Group

                                                   World Financial Center
                                                   North Tower
                                                   New York, New York 10281-1328
                                                   212 449 1000
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                               December 18, 1994

Board of Directors
Caesars World, Inc.
1801 Century Park East
Los Angeles, CA 90067

Gentlemen:

        Caesars World, Inc. (the "Company"), ITT Corporation (the "Acquiror") and ITT Florida Enterprises Inc., a wholly owned subsidiary of the Acquiror
(the "Acquisition Sub"), propose to enter into an agreement to be dated as of December 19, 1994 (the "Agreement") pursuant to which the Acquisition Sub will make a tender offer (the "Offer") for all shares of the Company's common stock, par value $.10 per share (including the associated Preferred Stock Purchase Rights, the "Shares"), at $67.50 per Share, net to the seller in cash. The Agreement also provides that, following consummation of the Offer, the Company will be merged with the Acquisition Sub in a transaction (the "Merger") in which each remaining Share will be converted into the right to receive $67.50 in cash. In connection with the Offer and the Merger, the parties also propose to enter into an agreement (the "Option Agreement") pursuant to which the Company will grant the Acquisition Sub an option to acquire 5,000,000 Shares, representing approximately 19.9% of the total Shares outstanding, which will become exercisable upon acceptance by the Acquisition Sub of Shares for payment pursuant to the Offer.

        You have asked us whether, in our opinion, the proposed cash consideration to be received by the holders of the Shares in the Offer and the Merger is fair to such shareholders from a financial point of view.

        In arriving at the opinion set forth below, we have, among other things:

        (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended July 31, 1994 and the Company's Form 10-Q and the related unaudited financial information for the quarterly period ended October 31, 1994;


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        (2)  Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

        (3) Conducted discussions with members of senior management of the Company concerning its businesses and prospects;

        (4) Reviewed the historical market prices and trading activity for the Shares and compared them with that of certain publicly traded companies which we deemed to be reasonably similar to the Company;

        (5) Compared the results of operations of the Company with that of certain companies which we deemed to be reasonably similar to the Company;

        (6) Compared the proposed financial terms of the Offer and Merger with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

        (7)  Reviewed a draft dated December 16, 1994 of the Agreement;

        (8)  Reviewed a draft dated December 16, 1994 of the Option Agreement;
             and

        (9) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary.

        In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not independently verified such information or undertaken an independent appraisal of the assets of the Company. With respect to the financial forecasts furnished by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgement of the Company's management as to the expected future financial performance of the Company.

        We have, in the past, provided financial advisory and financing services to the Company and financing services to the Acquiror and have received fees for the rendering of such services.

        In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

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        In the ordinary course of business, we may actively trade the securities of both the Company and the Acquiror for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

        On the basis of, and subject to the foregoing, we are of the opinion that the proposed cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such shareholders from a financial point of view.

                                        Very truly yours,

                                        MERRILL LYNCH, PIERCE, FENNER &
                                            SMITH INCORPORATED